UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File Number 1-4547 (Unilever N.V.)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER
UNILEVER UNITED STATES, INC.
700 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY 07632
Savings Plan for Union Employees of Unilever
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS
UNILEVER PLC
UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

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Savings Plan for Union Employees of Unilever

 3
Savings Plan for Union Employees of Unilever
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

By:	/s/ Stephen Pass

STEPHEN PASS
DIRECTOR OF BENEFITS
Date: June 27, 2006

Savings Plan for Union
Employees of Unilever
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Savings Plan for Union Employees of Unilever
Index
December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2005 and 2004	3

Notes to Financial Statements	4–14

Supplemental Schedules (*)

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)	15
Exhibit
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

(*)	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Savings Plan for Union Employees of Unilever
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings Plan for Union Employees of Unilever (the “Plan”) as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 9, 2006

Savings Plan for Union Employees of Unilever
Statements of Net Assets Available for Plan Benefits
As of December 31, 2005 and 2004

	2005	2004
Assets
Investment in the Unilever United States, Inc.
Master Trust, at fair value	$139,318,896	$138,451,991
Loans to participants	4,697,172	4,269,515

Total investments	144,016,068	142,721,506
Receivables
Participant contributions	78,752	68,313
Company contributions	26,366	23,531

Total assets	144,121,186	142,813,350

Liabilities
Administrative Expenses Payable	—	5,813

Total liabilities	—	5,813

Net assets available for plan benefits	$144,121,186	$142,807,537

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever
Statements of Changes in Net Assets Available for Plan Benefits
For the years ended December 31, 2005 and 2004

	2005	2004
Additions
Additions to net assets attributed to:
Investment income from Plan interest in Unilever United States Inc. Master Trust	$8,505,341	$8,834,174
Interest from participant loans	238,351	236,972
Contributions:
Participant contributions	5,322,953	5,414,766
Company contributions	1,762,602	1,788,053
Rollover contributions	4,640	19,104

Total additions	15,833,887	16,293,069

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	14,512,416	21,888,717
Administrative expenses	7,822	52,438

Total deductions	14,520,238	21,941,155

Net increase (decrease)	$1,313,649	(5,648,086)

Net assets available for plan benefits:
Beginning of year	142,807,537	148,455,623

End of year	$144,121,186	$142,807,537

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of the Plan

The Savings Plan for Union Employees of Unilever (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with assets from other defined contribution plans sponsored by Unilever United States, Inc. (the “Company” or “UNUS”) are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

Eligibility

Eligibility varies at the discretion of the Company and is as follows:

All employees at the Hammond, Indiana plant represented by the United Steel Workers and all employees at the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570 are eligible to become participants of the Plan after the completion of 90 days of continuous service.

All employees located at the Atlanta, Georgia plant represented by the Bakery, Confectionery and Tobacco Workers and Grain Millers International AFL-CIO Local 42, the Baltimore, Maryland plant represented by the United Food and Commercial Workers AFL-CIO Local 27, the Olathe, Kansas plant who are represented by the International Brotherhood of Teamsters Local 41 or the International Union of Operating Engineers AFL-CIO Local 101-S, and the Elgin, Illinois plant represented by the International Brotherhood of Teamsters Local 330 are eligible to become participants of the Plan upon hire.

All employees located at the Chicago, Illinois plant represented by the United Food and Commercial Workers International AFL-CIO, CLC Local 1546 or the International Union of Operating Engineers AFL-CIO Local 399 and the Franklin Park, Illinois plant represented by the International Brotherhood of Teamsters Local 744 who are at least 18 years old are eligible to become participants of the Plan after the completion of 45 days of service.

All employees at the Independence, Missouri plant represented by the International Brotherhood of Teamsters Local 838 are eligible to become participants of the Plan after the completion of one year of service.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions. Before-tax contributions, representing 401(k) contributions are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account”. Before-tax contributions are limited to $14,000 in 2005 and $13,000 in 2004.

Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $4,000 and $3,000 for eligible employees for 2005 and 2004, respectively.

The maximum permitted contributions vary at the discretion of the Company and are as follows:

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
All collective bargaining employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International AFL-CIO Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant and the Independence, Missouri plant: 1% to 20% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis, or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 20% of compensation.

All collective bargaining employees located at the Chicago, Illinois plant: 1% to 16% of eligible compensation on a before-tax basis.

All collective bargaining employees located at the Franklin Park, Illinois plant: 1% to 15% of eligible compensation on a before-tax basis.

Where applicable, the Company will match contributions made by participants. These contributions are deposited in a “company matching account”. Company matching contributions vary at the discretion of the Company and are as follows:

All collective bargaining employees at the Hammond, Indiana plant and the Baltimore, Maryland plant represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570: 100% of the first 2% of eligible earnings and 50% of the next 4% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Chicago, Illinois plant: $0.25 per dollar contributed up to 4% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Franklin Park, Illinois plant: $0.50 per dollar contributed up to 3% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Independence, Missouri plant: 50% of the first 8% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Olathe, Kansas plant (effective September 27, 2004): $0.25 per dollar up to 5% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International AFL-CIO Local 27, and the Elgin, Illinois plant are not eligible to receive company matching contributions.

All contributions are deposited in the Unilever United States, Inc. Master Savings Trust.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution (b) the Company’s contribution, and (c) an allocation of Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. At December 31, 2005 and 2004, there were 1,508 and 1,551 participants in the Plan, respectively.

Vesting

Participants are fully vested in their contributions as well as the earnings thereon. Vesting provisions vary, are at the discretion of the Company, and are as follows:

All collective bargaining employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570, the Independence, Missouri plant and the Olathe, Kansas plant: 100% upon hire.

All collective bargaining employees located at the Franklin Park, Illinois plant: 100% after 5 years of service.

All employees located at the Chicago, Illinois plant: 100% after 3 years of service, effective January 1, 2004; prior to January 1, 2004, 100% after 5 years of service.

Payment of Benefits

Withdrawal provisions of active participants vary at the discretion of the Company and are as follows:

All collective bargaining employees at the Hammond, Indiana plant, the Baltimore, Maryland Plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International AFL-CIO Local 27, the Olathe, Kansas plant, and the Elgin, Illinois plant: participants may only withdraw all or part of their “after-tax account”, as applicable;

All collective bargaining employees at the Independence, Missouri plant: participants may only withdraw all or part of their “after-tax account” and the eligible portion of their “company matching account”, as applicable.

The following participants are allowed to make financial hardship withdrawals as follows:

All collective bargaining employees at the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant, the Independence, Missouri plant, the Chicago Illinois plant, and the Hammond, Indiana plant: participants may apply to the Benefits Administration Committee for a financial hardship withdrawal up to 100% of the eligible portion of their “before-tax account,” prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

All collective bargaining employees of the Hammond, Indiana plant and the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council: participants may apply to

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
the Benefits Administration Committee for a financial hardship withdrawal up to 100% of the eligible portion of their “before-tax account” prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

All collective bargaining employees at the Hammond, Indiana plant, the Baltimore, Maryland plant, the Olathe, Kansas plant, the Atlanta, Georgia plant, represented by the International Chemical Workers Union Council, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union, Local 27, the Elgin, Illinois plant, and the Independence, Missouri plant are eligible to withdraw their entire account balance upon attainment of age 59-1/2.

Collective bargaining employees of the Franklin Park, Illinois plant are not allowed to make withdrawals.

Upon termination of employment, participants are entitled to all of their vested balances.

Terminated employees whose vested balances exceed $1,000 ($5,000 prior to March 28, 2005) at termination may elect to leave their account balances in the Plan until they attain age 70-1/2 at which time Internal Revenue Service (“IRS”) regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $1,000 ($5,000 prior to March 28, 2005) will be subject to an involuntary distribution.

Participants who retire under the provisions of certain defined benefit plans sponsored by the Company may roll over their lump sum distribution to the Plan to be invested until they attain age 70-1/2 at which time IRS regulations require minimum distributions to be made.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards any of the following funds:
•	The PRIMCO Interest Income Fund is primarily invested in a diversified portfolio of investment contracts issued by high quality financial institutions such as insurance companies and banks. Each contract has its own specific terms, including interest rate and maturity date. The crediting interest rates at December 31, 2005 and 2004 for the contracts range from 3.74% to 6.99% and 1.99% to 6.99%, respectively. The average crediting interest rates at December 31, 2005 and 2004 for the contracts are 4.78% and 4.56%, respectively.

•	The Fidelity Asset Manager Fund is primarily invested in stocks, bonds, and short-term and money market instruments. The fund may invest in the securities of domestic and foreign issuers.

•	The NTGI-QM Equity Index Fund is primarily invested in the 500 stocks that make up the S&P 500 index.

•	The Fidelity Magellan Fund is primarily invested in common stocks. The fund may invest in the securities of domestic and foreign issuers.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
•	The PIMCO Total Return Fund Institutional Class is primarily invested in all types of bonds, including U.S. government, corporate, mortgage, and foreign bonds. This fund maintains an average portfolio duration of three to six years.

•	The Harbor Capital Appreciation Fund is primarily invested in equity securities of companies with market capitalizations of at least $1 billion. The fund may invest in the securities of domestic and foreign issuers.

•	The Unilever N.V. Stock Fund is primarily invested in Unilever N.V. stock.

•	The Fidelity Growth & Income Portfolio is primarily invested in common stocks that pay dividends or show potential for capital appreciation. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Contrafund is primarily invested in common stocks. The fund may invest in the securities of domestic and foreign issuers.

•	The T. Rowe Price Small Cap Stock Fund is primarily invested in stocks of small companies.

•	The American Funds Washington Mutual Investors Fund – Class A is primarily invested in common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund’s “eligible list” criteria, which include specific guidelines for return of capital, financial strength, and dividend payment.

•	The Fidelity Select Health Care Portfolio primarily invests at least 80% of its assets in the common stocks of companies principally engaged in the design, manufacture, or sale of products or services used for or in connection with health care or medicine. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Technology Portfolio primarily invests at least 80% of its assets in the common stocks of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Financial Services Portfolio primarily invests at least 80% of its assets in the common stocks of companies principally engaged in providing financial services to consumers and industry. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Natural Resources Portfolio primarily invests at least 80% of its assets in the common stocks of companies principally engaged in owning or developing natural resources, or supplying goods and services to such companies, and in precious metals. The fund may invest in the securities of domestic and foreign issuers.

•	The primary objective of the NTGI-QM Collective Daily Russell 1000 Value Equity Index Fund is to approximate the risk and the return characteristics of the Russell 1000 Value Index.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
•	The Legg Mason Partners Emerging Markets Equity Fund Y Class primarily invests at least 80% of its net assets in equity securities of companies domiciled in or whose securities are traded in the stock markets of Emerging Market Nations, and other securities whose values are based on such equity securities.

•	The Fidelity Select International Equity Portfolio may invest in all types of securities (which may be denominated in foreign currencies) including common stock, shares issued by closed-end investment companies, securities convertible into common stock, and depository receipts for these securities: the portfolio may also invest in any type or quality of debt securities. The portfolio expects to invest most of its assets in securities of companies located in developed countries in these general geographic areas: the Americas (other than the United States), the Far East and Pacific Basin, and Europe. Such investments include all types of small capitalization equity securities, fixed income, and derivative transactions.
Loans to Plan Participants

At the request of Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in their accounts less any outstanding loans. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly.

For participants at the Hammond, Indiana plant, the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW 217 C or the International Brotherhood of Teamsters Local 570, the Atlanta, Georgia plant, the Baltimore, Maryland plant represented by the United Food and Commercial Workers International AFL-CIO, Local 27, the Olathe, Kansas plant, the Elgin, Illinois plant and the Independence, Missouri plant: Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years. All other loans are required to be repaid within five years.

For participants at the Chicago, Illinois plant and the Franklin Park, Illinois plant: Loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.
2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of Good Humor-Breyers Savings Plan and Unicare Savings Plan for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income less distributions and allocated expenses. Participants’ loans are valued at cost plus accrued interest, which approximates fair value.

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the investment income for Plan interest in the Master Trust, which consists of its allocated share of investment income, realized gains and losses and the unrealized appreciation (depreciation) from the Master Trust.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets as of December 31, 2005 and 2004.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of assets held.
3.	Tax Status of the Plan

The Plan received a favorable tax determination letter, effective October 5, 2005 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments Held by the Master Trust

The Master Trust comprises the assets of the Unicare Savings Plan, the Savings Plan for Union Employees of Unilever and the Good Humor-Breyers Savings Plan, affiliated plans of UNUS. The

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
Unicare Savings Plan comprises approximately 91.5% and 91.6%, respectively, of the investments held by the Master Trust as of December 31, 2005 and 2004. The Plan has an undivided interest in the assets of the Master Trust. Certain investment assets of the Master Trust and related earnings are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust. On an overall basis, the Plan has an 8.1% and 8.1% interest in the investments of the Master Trust as of December 31, 2005 and 2004, respectively.

The Plan’s approximate share of investments held by the Master Trust at December 31, 2005 and 2004 were as follows:

	2005	2004
Short-Term Investment Fund	11.0%	11.1%
Mutual Funds	6.5%	5.9%
Commingled Fund	7.8%	11.1%
Guaranteed Investment Contracts	0.0%	11.1%
Synthetic Guaranteed Investment Contracts	11.0%	11.1%
Unilever N.V. Stock Fund	9.4%	10.8%
As of December 31, 2005 and 2004, the financial position of the Master Trust was as follows:

	2005	2004
Investments at fair value
Mutual funds	$699,533,333	$970,167,233

Commingled funds	527,528,924	220,062,987

Guaranteed investments contracts	—	13,424,977

Synthetic guaranteed investment contracts	430,190,771	441,598,756

Unilever N.V. stock fund	42,933,848	43,046,229
Short-term Investment Fund	12,918,141	16,906,150

	$1,713,105,017	$1,705,206,332

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
The following presents investments that represent 5 percent or more of the Master Trust’s net assets for the years ended December 31, 2005 and 2004:

	2005	2004
AMVESCAP National Trust Company Pooled Stable Value Fund	$229,563,302	$220,061,248
Fidelity Magellan Fund, 1,489,615 and 1,717,842 shares, respectively	158,554,637	178,294,838
PIMCO Total Return Institutional Fund, 9,083,446 and 9,724,749 shares, respectively	95,376,186	103,763,070
Harbor Capital Appreciation Fund, 2,854,733 and 3,165,776 shares, respectively	93,235,578	90,762,806
NTGI-QM Equity Index Fund, 15,277,640 and 17,289,062 shares, respectively	163,929,076	176,867,102
Fidelity Contrafund, 1,569,541 and 1,243,020 shares, respectively	101,643,495	70,528,959	*
Synthetic Guaranteed Investment Contract
JP Morgan Chase Contract # 441619-Z	91,882,395	91,397,547
Synthetic Guaranteed Investment Contract
State Street Bank and Trust Company Contract #103108	90,894,335	91,388,570
Synthetic Guaranteed Investment Contract
Bank of America Contract #99-052	86,314,906	82,067,555	*

*	Less than 5%
The investment income of the Master Trust net assets for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Net appreciation (depreciation) in fair value of investments
Mutual funds	$31,027,278	$44,728,247
Commingled funds	18,868,593	27,412,101
Unilever N.V. stock	1,420,101	1,054,213

Net appreciation (depreciation)	51,315,972	73,194,561

Interest	31,743,638	31,384,667
Dividends	30,345,793	19,105,870

Total investment income	$113,405,403	$123,685,098

Investment Valuation and Income Recognition of Master Trust

Master Trust investments are stated at fair value, except benefit-responsive investment contracts held in the PRIMCO Interest Income Fund, that are valued at contract value. Investments in

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
mutual and commingled funds are valued at the net asset value of shares held at year end. Unilever N.V. common stock is valued at the last close price at end of the year. Short-term investments are valued at amortized cost, which is cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments. The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts, with various third party financial institutions. These benefit-responsive investment contracts are held through the PRIMCO Interest Income Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust. The contract values of the synthetic GICs were $430 million and $442 million at December 31, 2005 and 2004, respectively. Included in the contract values of the synthetic GICs are $1.4 million and $12.0 million at December 31, 2005 and 2004, respectively, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts are less than the value of the underlying assets. Fully benefit-responsive investment contracts are reported at contract value, which approximates fair value.

On December 29, 2005, The Financial Accounting Standards Board (“FASB”) released FASB Staff Position (“FSP”) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

Management intends to adopt the FSP for the plan year ending December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to enhance financial statement presentation and disclosure requirements including the following:
•	Benefit-responsive investment contracts and investments in bank collective investment funds that hold benefit-responsive investment contracts will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The

Savings Plan for Union Employees of Unilever
Notes to Financial Statements
December 31, 2005 and 2004
statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit-responsive.
5.	Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

Certain Master Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, the participant’s rights to their accrued benefits are nonforfeitable. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Savings Plan for Union Employees of Unilever
Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

		(c) Description of investment Including
	(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
	(a) Lessor or Similar Party	or Maturity Value	(d) Cost**	Value
	Investment in Master Trust			$139,318,896
*	Participants’ Loans	Interest rates ranging from 5.0% to 10.5% and with maturities through 2020		4,697,172

				$144,016,068

*	Denotes a party-in-interest to the Plan.

**	Not applicable

INDEX OF EXHIBITS

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm